Exhibit 21.1

List of Subsidiaries of China Digital TV Holding Co., Ltd.

Name	Jurisdiction of Incorporation
China Digital TV Technology Co., Ltd.	British Virgin Islands
Beijing Super TV Co., Ltd.	People’s Republic of China